TASEKO’S FLORENCE COPPER PROJECT PRODUCES FIRST COPPER

April 12, 2019, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE American: TGB) (“Taseko” or the "Company") is pleased to announce that Taseko’s Florence Copper production test facility is fully operational, from the wellfield to the SX/EW plant, and producing copper.

Over the past three months approximately 1.5 million tons of copper ore has been contacted underground with leach solution. Copper concentrations in the solution has recently risen to levels which have allowed the SX/EW plant to begin operation and produce copper.

Russell Hallbauer, President and CEO of Taseko commented, “As expected, and reported in our 2017 technical report, the initial leaching period has taken approximately three months and all results are in line with expectations. The scale up from our laboratory and feasibility testing to the commercial scale has been relatively seamless. With the entire test wellfield and SX/EW plant now operating as a continuous unit, we will use the coming months to refine operational parameters which will help with the ramp up of the commercial plant. The proportion of ore contacted underground with leach solution (known as “Sweep Efficiency”) has been very encouraging to-date. Our modelling predicted a 55% Sweep Efficiency after the first year of leaching and we have already achieved that level after the first three months.”

Mr. Hallbauer continued, “We have always maintained a high level of confidence in the comprehensive technical work we have undertaken on the in situ process. The data we continue to collect from the many observation, monitoring and point-of-compliance wells is demonstrating the integrity of our injection and recovery process. Not only is the data proving that we are able to maintain hydraulic control of the leach solution underground, but it is providing valuable data to validate our leach model as well as optimize well designs and performance and hydraulic control parameters.”

“We have steadily advanced the project towards commercial production, de-risking it considerably from when we acquired Florence Copper in 2014, and we expect to have a financing package in place and to be starting construction of the commercial facility in the next 12 months. Florence Copper will produce an average of 85 million pounds of copper annually for 20 years at an average operating cost of US$1.10 per pound. With a net present value of roughly C$1 billion, there is a huge disconnect with Taseko’s market capitalization. This valuation gap should close considerably in the coming months as we move closer to the construction of the lowest capital intensity project in the world, that will have operating costs in the lowest quartile of the industry,” concluded Mr. Hallbauer.

The content of this release was reviewed and approved by Dan Johnson PE, Vice-President/General Manager for Florence Copper, Inc., and a Qualified Person under National Instrument 43-101.

The Florence Copper NI 43-101 technical report is available on www.sedar.com or the Company’s website at www.tasekomines.com.

For further information on Taseko, please visit the Taseko website at www.tasekomines.com or contact: Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward looking statements”) that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Any statements that express, or involve discussions as to, expectations, believes, plans, objectives, assumptions or future events or performance that are not historical facts, are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to the ability to obtain necessary title, licenses and permits for development projects and project delays due to third party opposition;
  our ability to comply with the extensive governmental regulation to which our business is subject;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore;
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents, equipment failure or other events or occurrences, including third party interference that interrupt the production of minerals in our mines;
  the availability of, and uncertainties relating to the development of, infrastructure necessary for the development of our projects;
  our reliance upon key personnel; and
  uncertainties relating to increased competition and conditions in the mining capital markets.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com, including the “Risk Factors” included in our Annual Information Form.